October 17, 2024

Wade Kodama
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
500 Office Road
Lahaina, HI 96761

       Re: Maui Land & Pineapple Company, Inc.
           Form 10-K for the year ended December 31, 2023
           Filed March 28, 2024
           File No. 001-06510
Dear Wade Kodama:

       We have reviewed your October 4, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 13, 2024 letter.

Form 10-K for the year ended December 31, 2023
Note 5. Investment in Joint Venture, page 32

1. We note your response to our prior comment and application of the equity method of accounting for the joint venture even though you own 60% in such venture. Please further describe to us how you considered whether you obtained a controlling financial interest in the joint venture and how the Company determined that consolidation would not be required. Please cite the applicable accounting guidance in your response.
2. Notwithstanding our prior comment, we note your determination that sales of land are considered part of the Company's primary operations and as such should be recognized as revenue consistent with ASC 606. Given that revenue recognized under
       ASC 606 is specific to the transfers of goods or services to customers in exchange for consideration, please further describe to us how you determined that the contribution
 October 17, 2024
Page 2

      of the land to the JV is considered a transaction with a customer for consideration as defined in ASC 606-10-20. In addition, given your determination that the contribution of the land is considered a transaction that should be accounted for under ASC
      606, please tell us how you considered the need to eliminate your portion of intra-
      entity profits and losses until realized by the JV consistent with the guidance in ASC
      323-10-35-7 and ASC 323-10-55-27 through 28.
        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction